UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

McCormick & Schmick’s Seafood Restaurants, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

579793100
(CUSIP Number)

Tilman J. Fertitta
1510 West Loop South
Houston, Texas  77027
(713) 386-7000

with copies to:

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 579793100

1	NAME OF REPORTING PERSON Tilman J. Fertitta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,496,281
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,496,281
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 579793100

1	NAME OF REPORTING PERSON Landry’s, Inc. (formerly known as Landry’s Restaurants, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,496,281
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,496,281
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 579793100

1	NAME OF REPORTING PERSON LSRI Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,496,281
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,496,281
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 579793100

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned.  This Amendment No. 4 hereby amends such Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

The first sentence of Item 2(a) is hereby amended and restated to read as follows:

(a)           This statement is filed by Tilman J. Fertitta, Landry’s, Inc. (formerly known as Landry’s Restaurants, Inc.), a Delaware corporation (“Landry’s), and LSRI Holdings, Inc. (“LSRI”), a Delaware corporation.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On May 2, 2011, the Issuer publicly announced it had determined to engage in a sale process and evaluate other strategic alternatives.  In order to participate in the process to be conducted by Issuer and evaluate a possible negotiated transaction with the Issuer, Landry’s entered into a letter agreement with the Issuer, dated as of July 14, 2011 (the “Confidentiality Agreement”), pursuant to which the Issuer is expected to provide to the Reporting Persons and their representatives certain confidential information concerning the business and properties of the Issuer (the “Evaluation Material”).  The Confidentiality Agreement requires Landry’s to terminate the Tender Offer.  On July 15, 2011, the Reporting Persons terminated the Tender Offer and issued a press release in connection therewith.  The full text of the press release is incorporated herein by reference as Exhibit 99.1.

The Confidentiality Agreement contains, among other things, standstill provisions (the “Standstill Provisions”) that expire the earlier of (i) March 31, 2012, (ii) the announcement by the Issuer that it has entered into a written agreement for the acquisition by another person of a majority of the Issuer’s equity securities and/or consolidated assets, provided, that any offer by Landry’s to acquire the Issuer made after the entry by the Issuer into such an agreement with another person must be (A) for a higher aggregate purchase price than the aggregate purchase price agreed to with such other person (with appropriate adjustments for payments in respect of securities held by Landry’s and its affiliates), (B) for all of the Issuer’s outstanding securities and/or all or substantially all of the consolidated assets of the Issuer, (C) supported by customary and standard executed debt commitment letters committing funds sufficient to pay the entire portion of the aggregate purchase price that is debt financed and (D) not subject to Landry’s or its financing sources completion of due diligence, provided, that Landry’s shall have been provided with access to the Issuer’s due diligence materials for a reasonable period of time during the Issuer’s sale process, and (iii) the execution by Landry’s and the Issuer of a definitive transaction agreement for the sale of the Issuer (the “Period”).  If the Standstill Provisions have not already expired as outlined above, the Standstill Provisions that relate to soliciting proxies and nominating directors will expire ten (10) days prior to the expiration of the time period for stockholders to nominate directors for election to the Issuer’s 2012 annual meeting of stockholders.  Accordingly, the Reporting Persons will not lose their ability to nominate directors at the Issuer’s 2012 Annual Meeting of Stockholders.

The Standstill Provisions prohibit the Reporting Persons from, among other things, acquiring Shares, entering into or agreeing, offering, proposing or seeking to enter into agreements regarding an acquisition of the Issuer, soliciting proxies or seeking to influence any person with respect to the voting of Shares, seeking or proposing to become, designate, replace or remove a member of the Issuer’s Board, or advising, assisting, encouraging or acting as a financing source to other parties in connection with an acquisition of the Issuer.  In addition, the Confidentiality Agreement prohibits the Reporting Persons, during the Period, from entering into any exclusivity, lock-up or other agreement with any stockholder of the Issuer or any person who has the right to vote any Shares, which would restrict the ability of such person to vote such Shares in favor of, or tender such Shares into, any offer involving the Issuer.  The foregoing description of the Confidentiality Agreement is qualified in its entirety by the Confidentiality Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 579793100

Item 5.	Interest in Securities of the Issuer

The first paragraph of Item 5(a) is hereby amended and restated to read as follows:

 (a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 14,869,948 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2011, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 14, 2011, Landry’s and the Issuer entered into the Confidentiality Agreement, the discussion of which in Item 4 hereof is hereby incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

  Item 7 is hereby amended to add the following exhibits:

99.1
Press Release dated July 15, 2011 (incorporated by reference as Exhibit (a)(5)(G) to Amendment No. 7 to the Tender Offer Statement on Schedule TO filed by the Reporting Persons with the Commission on July 15, 2011).

99.2	Confidentiality Agreement by and between Landry’s, Inc. and McCormick & Schmick’s Seafood Restaurants, Inc. dated July 14, 2011.

CUSIP NO. 579793100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2011

/s/ Tilman J. Fertitta
Tilman J. Fertitta

LANDRY’S, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer

LSRI HOLDINGS, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	President

CUSIP NO. 579793100

EXHIBIT INDEX

Exhibit No.	Document

99.1
Press Release dated July 15, 2011 (incorporated by reference as Exhibit (a)(5)(G) to Amendment No. 7 to the Tender Offer Statement on Schedule TO filed by the Reporting Persons with the Commission on July 15, 2011).

99.2	Confidentiality Agreement by and between Landry’s, Inc. and McCormick & Schmick’s Seafood Restaurants, Inc. dated July 14, 2011.